T. Rowe Price Total Return Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

September 21, 2020

VIA EDGAR

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Total Return Fund, Inc. (the “Registrant”)

  File No. 333-241755

Request for Acceleration

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Acquiring Fund (as defined below), requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Accession No. 0001681576-20-000015) (the “Amendment”) so that the Amendment is declared effective on Thursday, September 24, 2020, or as soon as practicable thereafter. The Amendment relates to the following reorganization:

Acquired Fund	Acquiring Fund
T. Rowe Price Institutional Core Plus Fund, series of T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Total Return Fund—I Class, series of T. Rowe Price Total Return Fund, Inc.

We request that we be notified of such effectiveness by a telephone call to Vicki S. Booth at 410-577-5024 of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price Total Return Fund, Inc., on behalf of

T. Rowe Price Total Return Fund

T. Rowe Price Institutional Income Funds, Inc., on behalf of

T. Rowe Price Institutional Core Plus Fund

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President